UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

  FORM 25

 NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

 AXIA Energia S.A.

New York Stock Exchange LLC

 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Avenida Graça Aranha, 26 Centro, Zip Code 20030-900

Rio de Janeiro, RJ, Brazil

+55 21 2514-6435

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common American Depositary Shares, each representing one common share Class C Preferred American Depositary Shares, each representing one Class C preferred share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, AXIA Energia S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

 Date: July 27, 2026

AXIA ENERGIA S.A.
By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.